Exhibit 99.2

PENN WEST ENERGY TRUST
NOTICE OF ANNUAL MEETING OF UNITHOLDERS
to be held on June 9, 2009

NOTICE IS HEREBY GIVEN that an annual meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of Penn West Energy Trust ("Penn West") will be held in the Ballroom of the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta on Tuesday, June 9, 2009, at 2:00 p.m. (Calgary time) for the following purposes:

1.	to receive and consider the consolidated financial statements of Penn West for the year ended December 31, 2008 and the auditors' report thereon;

2.
to consider and, if thought appropriate, to pass an ordinary resolution approving certain amendments to the Trust Unit Rights Incentive Plan of Penn West (all as more particularly described in Section 2.2.1 of the Management Proxy Circular of Penn West dated May 6, 2009 (the "Information Circular") under the heading "Approval of Clarifying Amendments to Security Based Compensation Plans – Trust Unit Rights Incentive Plan");

3.
to consider and, if thought appropriate, to pass an ordinary resolution approving certain amendments to the Employee Retirement Savings Plan of Penn West (all as more particularly described in Section 2.2.2. of the Information Circular under the heading "Approval of Clarifying Amendments to Security Based Compensation Plans – Employee Retirement Savings Plan");

4.	to appoint the auditors of Penn West for the ensuing year;

5.	to elect directors of Penn West Petroleum Ltd. for the ensuing year; and

6.	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The record date (the "Record Date") for determination of Unitholders entitled to receive notice of and to vote at the Meeting is May 4, 2009.  Only Unitholders whose names have been entered in the register of Trust Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.  Holders of Trust Units who acquire Trust Units after the Record Date will not be entitled to vote such Trust Units at the Meeting.  Each Trust Unit entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting.

A Unitholder may attend the Meeting in person or may be represented by proxy.  Unitholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof.  To be effective, the proxy must be received by CIBC Mellon Trust Company at 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1 or Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or by facsimile at 1-416-368-2502, in each case by 2:00 p.m. (Calgary time) on June 5, 2009 or the second business day prior to the date of any adjournment of the Meeting.  Unitholders may also use a touch tone telephone to transmit voting instructions on or before the date and time noted above, although

Unitholders cannot use the telephone voting service to designate another person to attend and vote on their behalf at the Meeting.  In addition, Unitholders may use the internet to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on the Unitholder's behalf at the Meeting.  For information regarding voting by telephone and voting by internet or appointing a proxy by internet, see the form of proxy for Unitholders and/or the Information Circular enclosed herewith.

The proxyholder has discretion under the accompanying form of proxy to consider a number of matters that are not yet determined.  Holders of Trust Units who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Dated at the City of Calgary, in the Province of Alberta, this 6th day of May, 2009.

BY ORDER OF THE BOARD OF DIRECTORS OF PENN WEST PETROLEUM LTD.

By:	(signed) "William E. Andrew"
William E. Andrew
Chief Executive Officer
Penn West Petroleum Ltd.,
the administrator of Penn West Energy Trust